SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*


OP-TECH ENVIRONMENTAL SERVICES, INC.
(Name of Issuer)


Common Stock, par value $.01
(Title of Class of Securities)


683815104
(CUSIP Number)


STEVEN A. SANDERS
BECKMAN, MILLMAN &
SANDERS, L.L.P.
116 JOHN STREET,
SUITE 1313
NEW YORK, NEW YORK  10038
212-406-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and
Communications)

DECEMBER 31, 1997
(Date of Event which Requires Filing of this Statement)

      If  the  filing person has previously filed a
statement  on Schedule  13G to report the acquisition
which is the  subject  of this  Schedule 13D, and is
filing this schedule because  of  Rule 13d-1(b)(3) or
(4), check the following box [   ].

      Check  the following box if a fee is being paid
with  this statement  [   ].       (A fee is not
required only if the  reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


CUSIP No. 683815104
          1)Names  of  Reporting  Persons  S.S.or I.R.S.
            Identification Nos. of Above  Persons
               O'BRIEN & GERE LIMITED

          2)Check the Appropriate Box if a Memberof a  Group
          (See Instructions)
               (a) [    ]
               (b) [ X]

          3)SEC Use Only

          4)Source of Funds (See Instructions)
                    00
          5)Check  if  Disclosure  of  Legal Proceedings  is
            Required Pursuant to Items    2(d) or 2(e)
               [   ]

          6)   Citizenship or Place of Organization
                      NEW YORK


          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7)Sole Voting Power
                      3,148,200

          8)Shared Voting Power
                        NONE

          9)Sole Dispositive Power
                      3,148,200


         10)Shared Dispositive Power
                       NONE

         11)Aggregate  Amount  Beneficially Owned  by  Each
            Reporting Person
                    3,148,200

         12)Check if the Aggregate Amount in Row
            (11) Excludes Certain Shares
            (See Instructions)

         13)Percent of Class Represented by Amount in row (11)
                  27%

         14)Type of Reporting Person (SeeInstructions)
                  CO


Item 1.   Security and Issuer
Common Stock, par value $.01 OP-TECH Environmental Services, Inc.
     6392 Deere Road
     Syracuse, NY 13206


Item 2.   Identity and background

     (a-c)     O'Brien & Gere Limited is a
corporation organized
under the laws of the State of New York with its principal business and executive offices located at 5000 Brittonfield Parkway, Syracuse, New York 13221.
Its principal business is acting as a holding company.

     (d)  None

     (e)  None


Item 3.   Source and Amount of Funds or Other
Consideration

     No funds were required as this transaction involved the conversion of indebtedness in the principal amount of $540,000 payable by the Issuer to O'Brien & Gere Limited.


Item 4.   Purpose of the Transaction

 The  purpose of the transaction was to convert debt
                        into
equity. None of its plans relate or would result in anything contemplated by Items (a) through (j).

Item 5.   Interest in Securities of the Issuer

          (a)  The approximate aggregate percentage
          of Shares reported beneficially owned:
          Number of Shares Owned   Percentage of  Class
              3,148,200                  27%

         (b)  Sole power to vote or direct the vote
and sole power to dispose or
     direct the disposition of 3,148,200 shares.

          (c)  None

          (d)  None

          (e)  N/A


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     The response to this question is contained in
Exhibit 1 to this Schedule which is expressly incorporated by reference (Voting Agreement dated
March 25, 1998).

Item 7.   Material to Be Filed as Exhibits

    Exhibit Number 1 is a Voting Agreement by and
                       between
O'Brien & Gere Limited and OnBank & Trust Co.



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 30, 1998

Date

/S/ DENNIS LERNER

Signature

Dennis Lerner, Secretary

Name/Title




                      EXHIBIT 1
                  VOTING AGREEMENT



     AGREEMENT dated as of March 25, 1998, between ONBANK & TRUST CO., ("OnBank") with a mailing address at P.O. Box 4983, Syracuse, New York
13221-4983 and O'Brien & Gere Limited ("OBG") with an office at 5000 Brittonfield Parkway, East
Syracuse,  NY 13057.
                 W I T N E S S E T H


     WHEREAS,   OnBank  will  become  a  shareholder
of OP-TECH Environmental Services, Inc. ("OP-TECH") through an exchange of debt for common stock and OBG is presently a shareholder of OPTECH, and

     WHEREAS, OnBank and OBG own approximately 49% and 27% of the outstanding common stock of OP-TECH, and

     WHEREAS, the parties to this agreement are desirous of establishing certain rights and relationship between themselves,

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto covenant and agree as follows:

     1.    For a term of five (5) years from the date
hereof (the
     "Term"),  OBG covenants and agrees that so long
     as it  shall continue  to own voting shares of
     OP-TECH, it will vote  all such  shares in any
     election of directors in such manner  as to
     elect  up to two (2) nominees of OnBank to the
     Board  of Directors.   In  the  event the OP-
     TECH board of directors shall consist of five (5) members, it shall support the nomination of one (1) nominee to the board; in the event of a larger board, it will support the nomination of two (2) nominees to the board.

     2.   Notwithstanding anything herein to the
     contrary, OnBank & Trust Co. shall not at any time be required or obligated to nominate any persons for election to the Board of Directors of Op-Tech.

     3. OnBank has advised OBG that it is their intention to
     liquidate its common stock position in OP-TECH during the period of the Term. While OBG has not determined its policy regarding its disposition of OP-TECH common stock, should it elect to sell shares, it will not do so at a faster rate than OnBank disposes of shares.
     The parties recognize that they  will
     periodically confer to carry out the intent of this paragraph.

     4.    This agreement shall be binding upon and
inure to  the
     benefit  of  the parties hereto and any person
     or transferee to   whom   common   stock   of
     OP-TECH   is   transferred ("Transferee")
     (other than a Transferee who purchases such stock in the public market) and the respective heirs, executors, administrators, successors and assigns of the parties (or
     Transferee) hereto.

     5.    All  matters  relating  to  this
Agreement  shall  be
     governed and construed by and under the laws of the State of New York.

      IN  WITNESS WHEREOF, the parties have caused
this Agreement to be executed as of the day and year
first above written.
                                   OnBank & Trust Co.
                                   BY:/S/WILLIAM R.
RACEY_________________
                                       name:
                                       title:



                                   O'Brien & Gere
Limited


                                   by:_CORNELIUS B.
MURPHY
                                        name:
                                        title: